Press Release
Investor Contact: Ahmed Pasha 703-682-6451
Media Contact: Amy Ackerman 703-682-6399

AES Reports 2014 Adjusted EPS of $1.30; Updates 2015 Guidance; Announces $400 Million Share Repurchase Authorization

Highlights

•	2014 Achievements

◦	Announced or closed ten transactions for $1.8 billion in equity proceeds from asset sales

◦	Brought in four strategic partners to invest $1.9 billion in the Company's subsidiaries

◦	Broke ground on six new projects, totaling 2,226 MW, expected to come on-line through 2018

◦	Doubled quarterly dividend, to $0.10 per share, beginning in the first quarter of 2015

◦	Proportional Free Cash Flow of $891 million, at the low end of guidance range due to higher working capital requirements and increased receivables, which the Company expects to recover in 2015

•	2015 Guidance

◦
Lowered 2015 Adjusted EPS guidance range by $0.05, to $1.25-$1.35, reflecting the $0.18 impact from currency and commodity movements, Brazil hydrology and other factors, including contract negotiations at Maritza in Bulgaria, offset by revenue improvements, cost savings initiatives, proactive hedging, capital allocation and tax opportunities at certain businesses

◦	Reaffirmed 2015 Proportional Free Cash Flow guidance range of $1,000-$1,350 million

ARLINGTON, Va., February 26, 2015 – The AES Corporation (NYSE: AES) today reported Adjusted Earnings Per Share (Adjusted EPS, a non-GAAP financial measure) of $1.30 for full year 2014, an increase of $0.01 from full year 2013. The Company benefited from improved operating performance at its Andes and Brazil Strategic Business Units (SBUs). The Company also benefited from its capital allocation decisions, including share repurchases and debt prepayment, as well as lower global general and administrative expenses. These positive drivers were largely offset by the increase in the Company's adjusted effective tax rate, to 30% versus 21% in 2013, which had a negative impact of $0.14 per share.

Full year 2014 Diluted Earnings Per Share from Continuing Operations increased to $1.09 from $0.38, driven primarily by gains on asset sales, lower impairment expenses and lower general and administrative expenses. The Company's GAAP tax rate was 27% in 2014 versus 33% in 2013.

"Despite the volatile global macro environment, we will capitalize on our accomplishments in 2014 and continue to execute on our strategy. Today we announced a new $400 million share repurchase authorization, which combined with the recent doubling of our dividend, reflects our confidence in our ability to continue generating strong and growing cash flow," said Andrés Gluski, AES President and Chief Executive Officer. "Over the last three years we have positioned AES for the future, by bringing in $2.5 billion from strategic and financial partners, exiting 10 countries and raising $3 billion in equity proceeds from asset sales. We have invested our discretionary cash in de-leveraging, share repurchases, dividends and funding 70% of our equity commitment for more than 7,000 MW under construction, which will drive our earnings and cash flow growth over the next four years."

"We delivered on our 2014 Adjusted EPS guidance and while we expect macro headwinds to have an impact on our 2015 results, we are taking advantage of various opportunities that will mitigate the impact. Therefore, we are modestly lowering our Adjusted EPS outlook," said Tom O'Flynn, AES Executive Vice President and Chief Financial Officer.  "Admittedly, our 2014 Proportional Free Cash Flow was disappointing, due to higher working capital requirements and increased receivables. However, we are reaffirming our 2015 Proportional Free Cash Flow guidance, as we continue to expect recovery of working capital and receivables, as well as contributions from new businesses coming on-line during the year. As we have demonstrated, we will continue to invest our strong cash flow, which we expect to grow 10% to 15% annually, to maximize shareholder returns."

Table 1: Key Financial Results

$ in Millions, Except Per Share Amounts	Fourth Quarter		Full Year		Full Year 2014 Guidance
	2014	2013	2014	2013
Adjusted EPS[1]	$0.41	$0.29	$1.30	$1.29	$1.25-$1.31
Diluted EPS from Continuing Operations	$0.29	$(0.23)	$1.09	$0.38	N/A
Proportional Free Cash Flow[1,2]	$287	$348	$891	$1,271	$900-$1,000 million
Consolidated Net Cash Provided by Operating Activities	$575	$675	$1,791	$2,715	$1,450-$1,550 million
1 A non-GAAP financial measure. See “Non-GAAP Financial Measures” for definitions and reconciliations to the most comparable GAAP financial measures.
2 Defined as Proportional Net Cash Provided by Operating Activities, less Maintenance Capex, which includes non-recoverable environmental capex.

Discussion of Operating Drivers of Adjusted Pre-Tax Contribution (Adjusted PTC, a non-GAAP financial measure) and Adjusted EPS
The Company manages its portfolio in six market-oriented Strategic Business Units (SBUs): US (United States), Andes (Chile, Colombia and Argentina), Brazil, MCAC (Mexico, Central America and the Caribbean), Europe, and Asia.

Table 2: Adjusted PTC1 by SBU and Adjusted EPS1

$ in Millions, Except Per Share Amounts	Fourth Quarter			Year-to-date December 31,
	2014	2013	Variance	2014	2013	Variance
US	$134	$112	$22	$445	$440	$5
Andes	$144	$75	$69	$421	$353	$68
Brazil	$58	$8	$50	$242	$212	$30
MCAC	$68	$83	$(15)	$352	$339	$13
Europe	$81	$111	$(30)	$348	$345	$3
Asia	$13	$41	$(28)	$46	$142	$(96)
Total SBUs	$498	$430	$68	$1,854	$1,831	$23
Corporate and Other	$(114)	$(169)	$55	$(533)	$(624)	$91
Total AES Adjusted PTC[1,2]	$384	$261	$123	$1,321	$1,207	$114
Adjusted Effective Tax Rate	25%	18%		30%	21%
Diluted Share Count	714	744		724	748
Adjusted EPS[1]	$0.41	$0.29	$0.12	$1.30	$1.29	$0.01

[1]	A non-GAAP financial measure. See “Non-GAAP Financial Measures” for definitions and reconciliations to the most comparable GAAP financial measures.

[2]
Includes $17 million and $3 million of after-tax adjusted equity in earnings for fourth quarter 2014 and fourth quarter 2013, respectively. Includes $53 million and $47 million of after-tax adjusted equity in earnings for full year 2014 and full year 2013, respectively.

For the three months ended December 31, 2014, Adjusted EPS increased $0.12 to $0.41, as the Company benefited from higher contributions from its US, Brazil and Andes SBUs. The Company also benefited from its capital allocation decisions, including share repurchases and debt prepayment, as well as lower corporate general and administrative expenses. The Company's effective tax rate during the quarter was 25%, which was slightly better than expected, but higher when compared to the rate in the fourth quarter of 2013, which was 18%.

Fourth quarter 2014 Adjusted PTC increased $123 million. Key operating drivers of Adjusted PTC included:

•	US: An increase of $22 million, primarily driven by lower maintenance and pension costs at IPL.

•	Andes: An increase of $69 million, largely due to interest recognized on receivables in Argentina, as well as improved hydrological conditions at Chivor in Colombia.

•
Brazil: An increase of $50 million, due to the recognition of a regulatory liability in the fourth quarter of 2013 for potential customer refunds at Eletropaulo and higher margins at Sul in 2014, partially offset by spot prices at Tiete, as a result of poor hydrological conditions.

•
MCAC: A decrease of $15 million, primarily driven by lower gas sales and frequency regulation revenue due to a regulatory change in the Dominican Republic, partially offset by improved hydrological conditions in Panama.

•
Europe: A decrease of $30 million, driven by outages and related costs at Maritza in Bulgaria and Kilroot in the United Kingdom, partially offset by contributions from IPP4 Jordan, which came on-line in July.

•	Asia: A decrease of $28 million, due primarily to higher spot prices at Masinloc in the Philippines in fourth quarter of 2013, as well as the sale of 45% of our interest in Masinloc in July.

•	Corporate and Other: An improvement of $55 million, primarily due to lower interest expense on recourse debt and lower general and administrative expenses.

For the year ended December 31, 2014, Adjusted EPS increased $0.01 to $1.30, as described above. For the year ended December 31, 2014, Adjusted PTC increased $114 million. Key operating drivers of Adjusted PTC included:

•
US: An increase of $5 million, driven by lower maintenance and pension costs at IPL and higher contributions from wind businesses, partially offset by gains on the termination of the Beaver Valley PPA in the first quarter of 2013.

•
Andes: An increase of $68 million, primarily due to higher interest recognized on receivables in Argentina in 2014 and higher generation and prices at Chivor in Colombia, due to improved hydrological conditions.

•
Brazil: An increase of $30 million, driven by the reversal of interest and penalties related to a contingency and favorable margins at Sul, as well as the recognition of a regulatory liability in 2013 for potential customer refunds at Eletropaulo. This increase was partially offset by higher spot purchases at Tiete as a result of poor hydrological conditions.

•
MCAC: An increase of $13 million, due to government compensation for spot purchases as a result of dry hydrological conditions in Panama and higher spot sales and better availability in the Dominican Republic. These positive drivers were partially offset by the 2013 Esti tunnel settlement in Panama and lower third party gas sales in the Dominican Republic.

•	Europe: An increase of $3 million, due primarily to a favorable reversal of a liability in Kazakhstan.

•
Asia: A decrease of $96 million, primarily due to the following at Masinloc in the Philippines: outages, the sale of a minority interest in July 2014 and the one-time retrospective recalculation of November and December 2013 spot prices that occurred in 2014.

•	Corporate and Other: An improvement of $91 million, driven by lower interest expense on recourse debt and lower general and administrative expenses.

Discussion of Diluted Earnings per Share from Continuing Operations
Fourth quarter 2014 Diluted Earnings Per Share from Continuing Operations increased $0.52 to $0.29, principally due to lower impairment expenses and gains on asset sales. For the year ended December 31, 2014, Diluted Earnings per Share from Continuing Operations increased $0.71 to $1.09, as described above.

Discussion of Cash Flow
Fourth quarter 2014 Proportional Free Cash Flow (a non-GAAP financial measure) was $287 million, a decrease of $61 million from fourth quarter 2013, primarily driven by the impact of poor hydrology at Tiete in Brazil and increased receivables in Bulgaria. These negative drivers were partially offset by lower Parent interest expense and lower corporate general and administrative expenses.

Fourth quarter 2014 Consolidated Net Cash Provided by Operating Activities decreased $100 million to $575 million, largely driven by the impact of poor hydrology on Tiete in Brazil.

For the year ended December 31, 2014, Proportional Free Cash Flow was $891 million, a decrease of $380 million from the year ended December 31, 2013, primarily driven by $200 million in lower contributions, as a result of the sale of the Company's businesses in Cameroon and payments received in 2013 related to an amendment to a fuel contract in the Dominican Republic and the Beaver Valley PPA termination. 2014 results also reflect unanticipated higher working capital requirements in Brazil and Chile, as well as higher receivables in Bulgaria, the majority of which the Company expects to reverse in 2015.

For the year ended December 31, 2014, Consolidated Net Cash Provided by Operating Activities was $1.8 billion, a decrease of $924 million from the year ended December 31, 2013, primarily due to the same drivers as Proportional Free Cash Flow, as described above.

Table 3: 2015 Guidance and Longer-Term Expectations

	Adjusted EPS		Proportional Free Cash Flow		Consolidated Net Cash Provided by Operating Activities
	($ Per Share or % Growth)		($ in Millions or % Growth)		($ in Millions)
	Prior Guidance/Expectations	Current Guidance/Expectations	Prior Guidance/Expectations	Current Guidance/Expectations	Prior Guidance/Expectations	Current Guidance/Expectations
2015	$1.30-$1.40[1]	$1.25-$1.35	$1,000-$1,350[1]	$1,000-$1,350, no change	$2,000-$2,800[1]	$1,900-$2,700
2016	Flat to modest growth[1]	Flat to modest growth off revised 2015 base	10%-15% growth per year, on average[1]	10%-15% growth per year, on average, no change	N/A	N/A
2017-2018	6%-8% growth[2]	6%-8% growth off revised 2016 expectation			N/A	N/A

[1]	As of November 6, 2014.

[2]	As of December 15, 2014.

•	2015 Guidance

◦	The Company lowered its Adjusted EPS guidance range by $0.05, to $1.25-$1.35, reflecting:

▪
Currency and commodity forward curves as of December 31, 2014 versus October 15, 2014 in its prior guidance, with an expected negative impact of $0.06 per share, net of hedging benefits of $0.04 per share;

▪	Current outlook for hydrological conditions in Brazil, with an expected negative impact of $0.05 per share; and

▪	Other factors, with an expected negative impact of $0.03 per share, including ongoing negotiations of the PPA for the Company's Maritza plant in Bulgaria.

▪
The headwinds described above have been partially offset by $0.09 per share as a result of steps the Company is taking, such as: cost savings initiatives and revenue improvements, including higher earnings from Mong Duong in Vietnam; benefits of capital allocation, including share repurchases; and tax opportunities at certain businesses.

◦	The Company reaffirmed its Proportional Free Cash Flow guidance range of $1,000-$1,350 million.

▪
Year-over-year growth is expected to be driven by the recovery of higher working capital and receivables in Brazil, Bulgaria and Chile from 2014, as well as contributions from projects coming on-line in 2015.

•	2016-2018 Expectations

◦	The Company reaffirmed its growth expectations for Adjusted EPS, but off the lower 2015 base. The revised growth expectations assume:

▪	Currency and commodity forward curves as of December 31, 2014 versus October 15, 2014 in its prior expectations; and

▪	Other factors, including ongoing negotiations of the PPA for the Company's Maritza plant in Bulgaria.

▪
The headwinds described above have been partially offset by steps the Company is taking, such as: cost savings initiatives and revenue improvements, including higher earnings from Mong Duong in Vietnam; and benefits of capital allocation.

◦	The Company continues to expect 10%-15% average annual growth in its Proportional Free Cash Flow for 2016-2018, off its 2015 guidance.

Additional Highlights

•	In 2014, the Company announced that its Board of Directors approved a 100% increase in its quarterly dividend, to $0.10 per share, beginning in the first quarter of 2015.

•	In 2014, the Company repurchased 22 million shares, or 3% of shares outstanding, for $308 million at an average price of $14.06 per share.

◦	Since September 2011, the Company has repurchased 78 million shares, or 10% of shares outstanding, for $984 million at an average price of $12.69.

◦
Since the Company's third quarter earnings call on November 6, 2014, the Company has repurchased 11 million shares for $150 million, at an average price of $13.45. This includes $24 million repurchased in 2015.

•	In 2014, the Company announced or closed ten asset sale transactions for $1.8 billion in equity proceeds to AES upon closing.

◦	Since September 2011, the Company has announced or closed 29 asset sales representing approximately $3 billion in equity proceeds to AES and the exit from operations in 10 countries.

•	In 2014, the Company brought in four strategic partners to invest $1.9 billion in its subsidiaries.

◦
Since September 2011, the Company has raised a $2.5 billion in proceeds to AES, by building strategic partnerships at the project and business level. Through these partnerships, the Company aims to optimize its risk-adjusted returns from its existing businesses and growth projects.

•	In 2014, the Company reduced its global G&A by $57 million, achieving its cumulative annual cost savings target of $200 million, one year early.

•	The Company is on schedule to complete 7,141 MW of capacity under construction and expected to come on-line through 2018.

Non-GAAP Financial Measures
See Non-GAAP Financial Measures for definitions of Adjusted Earnings Per Share, Adjusted Pre-Tax Contribution, Proportional Free Cash Flow, as well as reconciliations to the most comparable GAAP financial measure.

Attachments
Consolidated Statements of Operations, Consolidated Balance Sheets, Segment Information, Consolidated Statements of Cash Flows, Non-GAAP Financial Measures, Parent Financial Information, 2014 Financial Guidance Elements and 2015 Financial Guidance Elements.

Conference Call Information
AES will host a conference call on Thursday, February 26, 2015 at 9:00 a.m. Eastern Standard Time (EST). Interested parties may listen to the teleconference by dialing 1-877-201-0168 at least ten minutes before the start of the call. International callers should dial +1-647-788-4901. The conference ID for this call is 54906603. Internet access to the conference call and presentation materials will be available on the AES website at www.aes.com by selecting “Investors” and then “Presentations and Webcasts.”

A webcast replay, as well as a replay in downloadable MP3 format, will be accessible at www.aes.com beginning shortly after the completion of the call.

About AES
The AES Corporation (NYSE: AES) is a Fortune 200 global power company. We provide affordable, sustainable energy to 18 countries through our diverse portfolio of distribution businesses as well as thermal and renewable generation facilities. Our workforce of 18,500 people is committed to operational excellence and meeting the world’s changing power needs. Our 2014 revenues were $17 billion and we own and manage $39 billion in total assets. To learn more, please visit www.aes.com. Follow AES on Twitter @TheAESCorp.

Safe Harbor Disclosure
This news release contains forward-looking statements within the meaning of the Securities Act of 1933 and of the Securities Exchange Act of 1934. Such forward-looking statements include, but are not limited to, those related to future earnings, growth and financial and operating performance. Forward-looking statements are not intended to be a guarantee of future results, but instead constitute AES’ current expectations based on reasonable assumptions. Forecasted financial information is based on certain material assumptions. These assumptions include, but are not limited to, our accurate projections of future interest rates, commodity price and foreign currency pricing, continued normal levels of operating performance and electricity volume at our distribution companies and operational performance at our generation businesses consistent with historical levels, as well as achievements of planned productivity improvements and incremental growth investments at normalized investment levels and rates of return consistent with prior experience.

Actual results could differ materially from those projected in our forward-looking statements due to risks, uncertainties and other factors. Important factors that could affect actual results are discussed in AES’ filings with the Securities and Exchange Commission (the “SEC”), including, but not limited to, the risks discussed under Item 1A “Risk Factors” and Item 7: Management’s Discussion & Analysis in AES’ 2014 Annual Report on Form 10-K and in subsequent reports filed with the SEC. Readers are encouraged to read AES’ filings to learn more about the risk factors associated with AES’ business. AES undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Any Stockholder who desires a copy of the Company’s 2014 Annual Report on Form 10-K dated on or about February 25, 2015 with the SEC may obtain a copy (excluding Exhibits) without charge by addressing a request to the Office of the Corporate Secretary, The AES Corporation, 4300 Wilson Boulevard, Arlington, Virginia 22203. Exhibits also may be requested, but a charge equal to the reproduction cost thereof will be made. A copy of the Form 10-K may be obtained by visiting the Company’s website at www.aes.com.
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THE AES CORPORATION
Condensed Consolidated Statements of Operations
(Unaudited)

	Year Ended December 31,
	2014	2013	2012
	(in millions, except per share amounts)
Revenue:
Regulated	$8,874	$8,056	$8,977
Non-regulated	8,272	7,835	8,187
Total revenue	17,146	15,891	17,164
Cost of sales:
Regulated	(7,530)	(6,837)	(7,594)
Non-regulated	(6,528)	(5,807)	(5,987)
Total cost of sales	(14,058)	(12,644)	(13,581)
Operating margin	3,088	3,247	3,583
General and administrative expenses	(187)	(220)	(274)
Interest expense	(1,471)	(1,482)	(1,544)
Interest income	365	275	348
Loss on extinguishment of debt	(261)	(229)	(8)
Other expense	(68)	(76)	(82)
Other income	124	125	98
Gain on disposal and sale of investments	358	26	219
Goodwill impairment expense	(164)	(372)	(1,817)
Asset impairment expense	(91)	(95)	(73)
Foreign currency transaction gains (losses)	11	(22)	(170)
Other non-operating expense	(128)	(129)	(50)
INCOME FROM CONTINUING OPERATIONS BEFORE TAXES AND EQUITY IN EARNINGS OF AFFILIATES	1,576	1,048	230
Income tax expense	(419)	(343)	(685)
Net equity in earnings of affiliates	19	25	35
INCOME (LOSS) FROM CONTINUING OPERATIONS	1,176	730	(420)
Income (loss) from operations of discontinued businesses, net of income tax (benefit) expense of $23, $24, and $26, respectively	27	(27)	47
Net gain (loss) from disposal and impairments of discontinued operations, net of income tax (benefit) expense of $4, $(15), and $68, respectively	(56)	(152)	16
NET INCOME (LOSS)	1,147	551	(357)
Noncontrolling interests:
Less: (Income) from continuing operations attributable to noncontrolling interests	(387)	(446)	(540)
Less: (Income) loss from discontinued operations attributable to noncontrolling interests	9	9	(15)
Total net income attributable to noncontrolling interests	(378)	(437)	(555)
NET INCOME (LOSS) ATTRIBUTABLE TO THE AES CORPORATION	$769	$114	$(912)
AMOUNTS ATTRIBUTABLE TO THE AES CORPORATION COMMON STOCKHOLDERS:
Income (loss) from continuing operations, net of tax	$789	$284	$(960)
Income (loss) from discontinued operations, net of tax	(20)	(170)	48
Net income (loss)	$769	$114	$(912)
BASIC EARNINGS PER SHARE:
Income (loss) from continuing operations attributable to The AES Corporation common stockholders, net of tax	$1.10	$0.38	$(1.27)
Income (loss) from discontinued operations attributable to The AES Corporation common stockholders, net of tax	(0.03)	(0.23)	0.06
NET INCOME (LOSS) ATTRIBUTABLE TO THE AES CORPORATION COMMON STOCKHOLDERS	$1.07	$0.15	$(1.21)
DILUTED EARNINGS PER SHARE:
Income (loss) from continuing operations attributable to The AES Corporation common stockholders, net of tax	$1.09	$0.38	$(1.27)
Income (loss) from discontinued operations attributable to The AES Corporation common stockholders, net of tax	(0.03)	(0.23)	0.06
NET INCOME (LOSS) ATTRIBUTABLE TO THE AES CORPORATION COMMON STOCKHOLDERS	$1.06	$0.15	$(1.21)
DIVIDENDS DECLARED PER COMMON SHARE	$0.25	$0.17	$0.08

THE AES CORPORATION
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months Ended December 31,
	2014	2013
	(in millions, except per share amounts)
Revenue:
Regulated	$2,238	$1,881
Non-Regulated	1,894	1,919
Total revenue	4,132	3,800
Cost of Sales:
Regulated	(1,798)	(1,755)
Non-Regulated	(1,626)	(1,375)
Total cost of sales	(3,424)	(3,130)
Operating margin	708	670
General and administrative expenses	(39)	(60)
Interest expense	(385)	(417)
Interest income	160	62
Loss on extinguishment of debt	(65)	(17)
Other expense	(31)	(18)
Other income	68	19
Loss on disposal and sale of investments	(5)	—
Goodwill impairment expense	(10)	(314)
Asset impairment expense	(1)	(31)
Foreign currency transaction gains (losses)	102	(6)
Other non-operating expense	(68)	(7)
INCOME FROM CONTINUING OPERATIONS BEFORE TAXES AND EQUITY IN EARNINGS OF AFFILIATES	434	(119)
Income tax expense	(116)	(58)
Net equity in earnings of affiliates	(20)	4
INCOME (LOSS) FROM CONTINUING OPERATIONS	298	(173)
Income (loss) from operations of discontinued businesses, net of income tax (benefit) expense of $1, and $0, respectively	—	10
Net gain (loss) from disposal and impairments of discontinued businesses, net of income tax (benefit) expense of $22, and $(13), respectively	—	(41)
NET INCOME (LOSS)	298	(204)
Noncontrolling interests:
Less: (Income) loss from continuing operations attributable to noncontrolling interests	(92)	3
Less: (Income) loss from discontinued operations attributable to noncontrolling interests	—	(5)
Total net income attributable to noncontrolling interests	(92)	(2)
NET INCOME (LOSS) ATTRIBUTABLE TO THE AES CORPORATION	$206	$(206)
AMOUNTS ATTRIBUTABLE TO THE AES CORPORATION COMMON STOCKHOLDERS:
Income (loss) from continuing operations, net of tax	$206	$(170)
Income (loss) from discontinued operations, net of tax	—	(36)
Net income (loss)	$206	$(206)
BASIC EARNINGS PER SHARE:
Income (loss) from continuing operations attributable to The AES Corporation common stockholders, net of tax	$0.29	$(0.23)
Income (loss) from discontinued operations attributable to The AES Corporation common stockholders, net of tax	—	(0.05)
NET INCOME (LOSS) ATTRIBUTABLE TO THE AES CORPORATION COMMON STOCKHOLDERS	$0.29	$(0.28)
DILUTED EARNINGS PER SHARE:
Income (loss) from continuing operations attributable to The AES Corporation common stockholders, net of tax	$0.29	$(0.23)
Income (loss) from discontinued operations attributable to The AES Corporation common stockholders, net of tax	—	(0.05)
NET INCOME (LOSS) ATTRIBUTABLE TO THE AES CORPORATION COMMON STOCKHOLDERS	$0.29	$(0.28)
DIVIDENDS DECLARED PER COMMON SHARE	$0.15	$0.09

THE AES CORPORATION
Strategic Business Unit (SBU) Information
(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2014	2013	2014	2013
	(in millions)
REVENUE
US	$930	$920	$3,826	$3,630
Andes	594	595	2,642	2,639
Brazil	1,483	1,081	6,009	5,015
MCAC	659	667	2,682	2,713
EMEA	372	377	1,439	1,347
Asia	102	162	558	550
Corporate, Other and Inter-SBU eliminations	(8)	(2)	(10)	(3)

Total Revenue	$4,132	$3,800	$17,146	$15,891

THE AES CORPORATION
Condensed Consolidated Balance Sheets
(Unaudited)

	December 31, 2014	December 31, 2013
	(in millions, except share and per share data)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,539	$1,642
Restricted cash	283	597
Short-term investments	709	668
Accounts receivable, net of allowance for doubtful accounts of $96 and $134, respectively	2,709	2,363
Inventory	702	684
Deferred income taxes	275	166
Prepaid expenses	175	179
Other current assets	1,434	976
Current assets of discontinued operations and held-for-sale assets	—	464
Total current assets	7,826	7,739
NONCURRENT ASSETS
Property, Plant and Equipment:
Land	870	922
Electric generation, distribution assets and other	30,459	30,596
Accumulated depreciation	(9,962)	(9,604)
Construction in progress	3,784	3,198
Property, plant and equipment, net	25,151	25,112
Other Assets:
Investments in and advances to affiliates	537	1,010
Debt service reserves and other deposits	411	541
Goodwill	1,458	1,622
Other intangible assets, net of accumulated amortization of $158 and $153, respectively	281	297
Deferred income taxes	662	666
Other noncurrent assets	2,640	2,170
Noncurrent assets of discontinued operations and held-for-sale assets	—	1,254
Total other assets	5,989	7,560
TOTAL ASSETS	$38,966	$40,411
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	$2,278	$2,259
Accrued interest	260	263
Accrued and other liabilities	2,326	2,114
Non-recourse debt, including $240 and $267, respectively, related to variable interest entities	1,982	2,062
Recourse debt	151	118
Current liabilities of discontinued operations and held-for-sale businesses	—	837
Total current liabilities	6,997	7,653
NONCURRENT LIABILITIES
Non-recourse debt, including $1,030 and $979, respectively, related to variable interest entities	13,618	13,318
Recourse debt	5,107	5,551
Deferred income taxes	1,277	1,119
Pension and other post-retirement liabilities	1,342	1,310
Other noncurrent liabilities	3,222	3,299
Noncurrent liabilities of discontinued operations and held-for-sale businesses	—	432
Total noncurrent liabilities	24,566	25,029
Cumulative preferred stock of subsidiaries	78	78
EQUITY
THE AES CORPORATION STOCKHOLDERS’ EQUITY
Common stock ($0.01 par value, 1,200,000,000 shares authorized; 814,539,146 issued and 703,851,297 outstanding at December 31, 2014 and 813,316,510 issued and 722,508,342 outstanding at December 31, 2013)	8	8
Additional paid-in capital	8,409	8,443
Retained earnings (accumulated deficit)	512	(150)
Accumulated other comprehensive loss	(3,286)	(2,882)
Treasury stock, at cost (110,687,849 shares at December 31, 2014 and 90,808,168 shares at December 31, 2013)	(1,371)	(1,089)
Total AES Corporation stockholders’ equity	4,272	4,330
NONCONTROLLING INTERESTS	3,053	3,321
Total equity	7,325	7,651
TOTAL LIABILITIES AND EQUITY	$38,966	$40,411

THE AES CORPORATION
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2014	2013	2014	2013
OPERATING ACTIVITIES:	(in millions)		(in millions)
Net income (loss)	$298	$(204)	$1,147	$551
Adjustments to net income (loss):
Depreciation and amortization	308	312	1,245	1,294
Loss (gain) on sale of businesses	5	—	(358)	(26)
Impairment expenses	79	352	383	661
Deferred income taxes	(36)	(76)	47	(158)
Provisions for contingencies	7	11	(34)	44
Loss on the extinguishment of debt	65	17	261	229
(Gain) loss on sale of assets	(39)	10	(20)	40
Loss (gain) on disposals and impairments - discontinued operations	(1)	55	50	163
Other	(43)	19	92	(7)
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(26)	11	(520)	146
(Increase) decrease in inventory	27	22	(48)	16
(Increase) decrease in prepaid expenses and other current assets	(61)	(45)	(73)	358
(Increase) decrease in other assets	(284)	46	(723)	(103)
Increase (decrease) in accounts payable and other current liabilities	(71)	(147)	(85)	(725)
Increase (decrease) in income tax payables, net and other tax payables	150	161	(89)	95
Increase (decrease) in other liabilities	197	131	516	137
Net cash provided by operating activities	575	675	1,791	2,715
INVESTING ACTIVITIES:
Capital expenditures	(627)	(658)	(2,016)	(1,988)
Acquisitions, net of cash acquired	—	(4)	(728)	(7)
Proceeds from the sale of businesses, net of cash sold	139	3	1,807	170
Proceeds from the sale of assets	9	10	38	62
Sale of short-term investments	1,168	986	4,503	4,361
Purchase of short-term investments	(1,237)	(805)	(4,623)	(4,443)
Decrease (increase) in restricted cash, debt service reserves and other assets	257	(31)	419	44
Affiliate advances and equity investments	(4)	(7)	(4)	(7)
Proceeds from government grants for asset construction	—	1	—	2
Other investing	3	(2)	(52)	32
Net cash used in investing activities	(292)	(507)	(656)	(1,774)
FINANCING ACTIVITIES:
Borrowings under revolving credit facilities	77	75	836	1,139
Issuance of recourse debt	—	—	1,525	750
Issuance of non-recourse debt	1,926	1,195	4,179	4,277
Repayments under revolving credit facilities	(89)	(75)	(834)	(1,161)
Repayments of recourse debt	(98)	(2)	(2,117)	(1,210)
Repayments of non-recourse debt	(1,842)	(1,102)	(3,481)	(3,390)
Payments for financing fees	(47)	(28)	(158)	(176)
Distributions to noncontrolling interests	(108)	(172)	(485)	(557)
Contributions from noncontrolling interests	112	53	226	210
Dividends paid on AES common stock	(36)	(30)	(144)	(119)
Payments for financed capital expenditures	(168)	(155)	(528)	(591)
Purchase of treasury stock	(168)	(259)	(308)	(322)
Other financing	23	(1)	27	14
Net cash used in financing activities	(418)	(501)	(1,262)	(1,136)
Effect of exchange rate changes on cash	4	(22)	(51)	(59)
(Increase) decrease in cash of discontinued and held-for-sale assets	—	(27)	75	(4)
Total (decrease) increase in cash and cash equivalents	(131)	(382)	(103)	(258)
Cash and cash equivalents, beginning	1,670	2,024	1,642	1,900
Cash and cash equivalents, ending	$1,539	$1,642	$1,539	$1,642
SUPPLEMENTAL DISCLOSURES:
Cash payments for interest, net of amounts capitalized	$449	475	1,351	1,398
Cash payments for income taxes, net of refunds	$79	64	480	570
SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Assets received upon sale of subsidiaries	$—	—	44	—
Assets acquired through capital lease and other liabilities	$36	22	49	34
Dividends declared but not yet paid	$54	34	72	54

THE AES CORPORATION
NON-GAAP FINANCIAL MEASURES
(Unaudited)

RECONCILIATION OF ADJUSTED PRE-TAX CONTRIBUTION (PTC) AND ADJUSTED EPS

Adjusted Pre-Tax Contribution (“Adjusted PTC”) and Adjusted Earnings Per Share (“Adjusted EPS”) are non-GAAP supplemental measures that are used by management and external users of our consolidated financial statements such as investors, industry analysts and lenders.
We define Adjusted PTC as pre-tax income from continuing operations attributable to AES excluding gains or losses of the consolidated entity due to (a) unrealized gains or losses related to derivative transactions, (b) unrealized foreign currency gains or losses, (c) gains or losses due to dispositions and acquisitions of business interests, (d) losses due to impairments, and (e) costs due to the early retirement of debt. Adjusted PTC also includes net equity in earnings of affiliates on an after-tax basis.

We define Adjusted EPS as diluted earnings per share from continuing operations excluding gains or losses of the consolidated entity due to (a) unrealized gains or losses related to derivative transactions, (b) unrealized foreign currency gains or losses, (c) gains or losses due to dispositions and acquisitions of business interests, (d) losses due to impairments, and (e) costs due to the early retirement of debt.
The GAAP measure most comparable to Adjusted PTC is income from continuing operations attributable to AES. The GAAP measure most comparable to Adjusted EPS is diluted earnings per share from continuing operations. We believe that Adjusted PTC and Adjusted EPS better reflect the underlying business performance of the Company and are considered in the Company’s internal evaluation of financial performance. Factors in this determination include the variability due to unrealized gains or losses related to derivative transactions, unrealized foreign currency gains or losses, losses due to impairments and strategic decisions to dispose of or acquire business interests or retire debt, which affect results in a given period or periods. In addition, for Adjusted PTC, earnings before tax represents the business performance of the Company before the application of statutory income tax rates and tax adjustments, including the effects of tax planning, corresponding to the various jurisdictions in which the Company operates. Adjusted PTC and Adjusted EPS should not be construed as alternatives to income from continuing operations attributable to AES and diluted earnings per share from continuing operations, which are determined in accordance with GAAP.

	Three Months Ended December 31, 2014			Three Months Ended December 31, 2013
	Net of NCI(1)	Per Share (Diluted) Net of NCI(1) and Tax		Net of NCI(1)	Per Share (Diluted) Net of NCI(1) and Tax

Income (loss) from continuing operations attributable to AES and Diluted EPS	$206	$0.29		$(170)	$(0.23)
Add back income tax expense from continuing operations attributable to AES	90			60
Pre-tax contribution	$296			$(110)
Adjustments
Unrealized derivative (gains)/ losses(1)	$(114)	$(0.10)		$(11)	$(0.02)
Unrealized foreign currency transaction (gains)/ losses(2)	15	0.04		13	0.01
Disposition/ acquisition (gains) / losses	5	(0.08)	(3)	—	—
Impairment (gains)/ losses	121	0.20	(4)	351	0.52	(5)
Loss on extinguishment of debt	61	0.06	(6)	18	0.01	(7)
Adjusted pre-tax contribution and Adjusted EPS	$384	$0.41		$261	$0.29

(1)	Unrealized derivative (gains) losses were net of income tax per share of $(0.06) and $0.00 in the three months ended December 31, 2014 and 2013, respectively.

THE AES CORPORATION
NON-GAAP FINANCIAL MEASURES
(Unaudited)

RECONCILIATION OF ADJUSTED PRE-TAX CONTRIBUTION (PTC) AND ADJUSTED EPS

(2)	Unrealized foreign currency transaction (gains) losses were net of income tax per share of $(0.02) and $0.01 in the three months ended December 31, 2014 and 2013, respectively.

(3)
Amount primarily relates to the loss from the sale of Ebute of $6 million ($6 million, or $0.01 per share, net of income tax per share of $0.00), the loss from the liquidation of AgCert International of $1 million (net benefit of $18 million, or $0.03 per share, including income tax per share of $0.03), the tax benefit of $28 million ($0.04 per share) related to the Silver Ridge Power transaction, the tax benefit of $18 million ($0.03 per share) associated with the agreement executed in December 2014 to sell a noncontrolling interest in IPALCO, and the tax expense of $5 million ($0.01 per share) associated with the sale of a noncontrolling interest in our Dominican Republic businesses.

(4)
Amount primarily relates to other-than-temporary impairments of our equity method investment at Entek of $69 million ($75 million, or $0.10 per share, net of income tax per share of $0.01) and at Elsta of $41 million ($31 million, or $0.04 per share, net of income tax per share of $0.01) as well as the goodwill impairment at Buffalo Gap of $10 million ($10 million, or $0.01 per share, net of income tax per share of $0.00).

(5)
Amount primarily relates to the goodwill impairments at DPL of $307 million ($307 million, or $0.41 per share, net of income tax per share of $0.00) and at Mountain View of $7 million ($7 million, or $0.01 per share, net of income tax per share of $0.00). Amount also includes other-than-temporary impairment of our equity method investment at Elsta $7 million ($39 million, or $0.05 per share, net of income tax per share of $(0.04)), at DPL of $26 million ($17 million, or $0.02 per share, net of income tax per share of $0.01), at El Salvador for $4 million ($4 million, or $0.01 per share, net of income tax per share of $0.00).

(6)
Amount primarily Amount primarily relates to the loss on early retirement of debt at the DPL of $31 million ($20 million, or $0.03 per share, net of income tax per share of $0.02), at Electrica Angamos of $20 million ($11 million, or $0.02 per share, net of noncontrolling interest of $6 million and of income tax per share of $0.00), at Parent Company of $11 million ($6 million, or $0.01 per share, net of income tax per share of $0.01) and at Warrior Run of $7 million ($5 million, or $0.01 per share, net of income tax per share of $0.00).

(7)	Amount primarily relates to the loss on retirement of debt at Changuinola of $14 million ($10 million, or $0.01 per share, net of income tax per share of $0.01).

	Year Ended December 31, 2014			Year Ended December 31, 2013
	Net of NCI(1)	Per Share (Diluted) Net of NCI(1) and Tax		Net of NCI(1)	Per Share (Diluted) Net of NCI(1) and Tax

Income (loss) from continuing operations attributable to AES and Diluted EPS	$789	$1.09		$284	$0.38
Add back income tax expense from continuing operations attributable to AES	228			156
Pre-tax contribution	$1,017			$440
Adjustments
Unrealized derivative (gains)/ losses(1)	$(135)	$(0.12)		$(57)	$(0.05)
Unrealized foreign currency transaction (gains)/ losses(2)	110	0.14		41	0.02
Disposition/ acquisition (gains)	(361)	(0.59)	(3)	(30)	(0.03)	(4)
Impairment losses	416	0.53	(5)	588	0.75	(6)
Loss on extinguishment of debt	274	0.25	(7)	225	0.22	(8)
Adjusted pre-tax contribution and Adjusted EPS	$1,321	$1.30		$1,207	$1.29

THE AES CORPORATION
NON-GAAP FINANCIAL MEASURES
(Unaudited)

RECONCILIATION OF ADJUSTED PRE-TAX CONTRIBUTION (PTC) AND ADJUSTED EPS

(1)	Unrealized derivative (gains) losses were net of income tax per share of $(0.07) and $(0.02) in 2014 and 2013 respectively.

(2)	Unrealized foreign currency transaction (gains) losses were net of income tax per share of $0.02 and $0.02 in 2014 and 2013 respectively.

(3)
Amount primarily relates to the gain from the sale of a noncontrolling interest in Masinloc of $283 million ($283 million, or $0.39 per share, net of income tax per share of $0.00), the gain from the sale of the UK wind projects of $78 million ($78 million, or $0.11 per share, net of income tax per share of $0.00), the loss from the sale of Ebute of $6 million ($6 million, or $0.01 per share, net of income tax per share of $0.00), the loss from the liquidation of AgCert International of $1 million (net benefit of $18 million, or $0.03 per share, including income tax per share of $0.03), the tax benefit of $24 million ($0.03 per share) related to the Silver Ridge Power transaction, the tax benefit of $18 million ($0.02 per share) associated with the agreement executed in December 2014 to sell a noncontrolling interest in IPALCO, and the tax benefit of $7 million ($0.01 per share) associated with the sale of a noncontrolling interest in our Dominican Republic businesses.

(4)
Amount primarily relates to the gain from the sale of the remaining 20% of our interest in Cartagena for $20 million ($15 million, or $0.02 per share, net of income tax per share of $0.01) as well as the gain from the sale of Trinidad for $3 million ($4 million, or $0.01 per share, net of income tax per share of $0.00).

(5)
Amount primarily relates to the goodwill impairments at DPLER of $136 million ($136 million, or $0.19 per share, net of income tax per share of $0.00), and at Buffalo Gap of $28 million ($28 million, or $0.04 per share, net of income tax per share of $0.00), and asset impairments at Ebute of $67 million ($64 million, or $0.09 per share, net of noncontrolling interest of $3 million and of income tax per share of $0.00), at DPL of $12 million ($7 million, or $0.01 per share, net of income tax per share of $0.01), at Newfield of $12 million ($6 million, or $0.01 per share, net of noncontrolling interest of $6 million and of income tax per share of $0.00), and at Elsta of $41 million ($31 million, or $0.04 per share, net of income tax per share of $0.01), as well as the other-than-temporary impairments of our equity method investment at Silver Ridge Power of $42 million ($27 million, or $0.04 per share, net of income tax per share of $0.02), and at Entek of $86 million ($86 million, or $0.12 per share, net of income tax per share of $0.00).

(6)
Amount primarily relates to the goodwill impairments at DPL of $307 million ($307 million, or $0.41 per share, net of income tax per share of $0.00), at Ebute of $58 million ($58 million, or $0.08 per share, net of income tax per share of $0.00) and at Mountain View of $7 million ($7 million, or $0.01 per share, net of income tax per share of $0.00). Amount also includes an other-than-temporary impairment of our equity method investment at Elsta of $129 million ($128 million, or $0.17 per share, net of income tax per share of $0.00) and asset impairments at Beaver Valley of $46 million ($30 million, or $0.04 per share, net of income tax per share of $0.02), at DPL of $26 million ($17 million, or $0.02 per share, net of income tax per share of $0.01), at Itabo (San Lorenzo) of $16 million ($6 million, or $0.01 per share, net of noncontrolling interest of $8 million and of income tax per share of $0.00), at El Salvador for $4 million ($4 million, or $0.01 per share, net of income tax per share of $0.00).

(7)
Amount primarily relates to the loss on early retirement of debt at the Parent Company of $200 million ($130 million, or $0.18 per share, net of income tax per share of $0.10), at DPL of $31 million ($20 million, or $0.03 per share, net of income tax per share of $0.02), at Electrica Angamos of $20 million ($11 million, or $0.02 per share, net of noncontrolling interest of $6 million and of income tax per share of $0.00), at UK wind projects of $18 million ($15 million, or $0.02 per share, net of income tax per share of $0.00), at Warrior Run of $8 million ($5 million, or $0.01 per share, net of income tax per share of $0.00) and at Gener of $7 million ($4 million, or $0.01 per share, net of noncontrolling interest of $2 million and of income tax per share of $0.00).

(8)
Amount primarily relates to the loss on early retirement of debt at Parent Company of $165 million ($107 million, or $0.14 per share, net of income tax per share of $0.08), at Masinloc of $43 million ($39 million, or $0.05 per share, net of income tax per share of $0.00) and Changuinola of $14 million ($10 million, or $0.01 per share, net of income tax per share of $0.01).

THE AES CORPORATION
NON-GAAP FINANCIAL MEASURES
(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2014	2013	2014	2013
	(in millions)
Calculation of Maintenance Capital Expenditures for Free Cash Flow (1) Reconciliation Below:
Maintenance Capital Expenditures	$207	$235	$666	$760
Environmental Capital Expenditures	$69	$66	$241	$211
Growth Capital Expenditures	$519	$513	$1,637	$1,608
Total Capital Expenditures	$795	$814	$2,544	$2,579

Reconciliation of Proportional Operating Cash Flow(2)
Consolidated Operating Cash Flow	$575	$675	$1,791	$2,715
Less: Proportional Adjustment Factor	$108	$140	$359	$834
Proportional Operating Cash Flow (2)	$467	$535	$1,432	$1,881

Reconciliation of Free Cash Flow(1)
Consolidated Operating Cash Flow	$575	$675	$1,791	$2,715

Less: Maintenance Capital Expenditures, net of reinsurance proceeds	$207	$235	$666	$760
Less: Non-recoverable Environmental Capital Expenditures	$26	$32	$78	$101
Free Cash Flow(1)	$342	$408	$1,047	$1,854

Reconciliation of Proportional Free Cash Flow(1),(2)
Proportional Operating Cash Flow	$467	$535	$1,432	$1,881

Less: Proportional Maintenance Capital Expenditures, net of reinsurance proceeds and Proportional Non-recoverable Environmental Capital Expenditures	$180	$187	$541	$610
Proportional Free Cash Flow(1),(2)	$287	$348	$891	$1,271

(1)
Free cash flow (a non-GAAP financial measure) is defined as net cash from operating activities less maintenance capital expenditures (including non-recoverable environmental capital expenditures), net of reinsurance proceeds from third parties. AES believes that free cash flow is a useful measure for evaluating our financial condition because it represents the amount of cash provided by operations less maintenance capital expenditures as defined by our businesses, that may be available for investing or for repaying debt.

(2)
AES is a holding company that derives its income and cash flows from the activities of its subsidiaries, some of which may not be wholly-owned by the Company. Accordingly, the Company has presented certain financial metrics which are defined as Proportional (a non-GAAP financial measure). Proportional metrics present the Company's estimate of its share in the economics of the underlying metric. The Company believes that the Proportional metrics are useful to investors because they exclude the economic share in the metric presented that is held by non-AES shareholders. For example, Net Cash from Operating Activities (Operating Cash Flow) is a GAAP metric which presents the Company's cash flow from operations on a consolidated basis, including operating cash flow allocable to noncontrolling interests. Proportional Operating Cash Flow removes the share of operating cash flow allocable to noncontrolling interests and therefore may act as an aid in the valuation of the Company. Proportional metrics are reconciled to the nearest GAAP measure. Certain assumptions have

THE AES CORPORATION
NON-GAAP FINANCIAL MEASURES
(Unaudited)

been made to estimate our proportional financial measures. These assumptions include: (i) the Company's economic interest has been calculated based on a blended rate for each consolidated business when such business represents multiple legal entities; (ii) the Company's economic interest may differ from the percentage implied by the recorded net income or loss attributable to noncontrolling interests or dividends paid during a given period; (iii) the Company's economic interest for entities accounted for using the hypothetical liquidation at book value method is 100%; (iv) individual operating performance of the Company's equity method investments is not reflected and (v) inter-segment transactions are included as applicable for the metric presented.

The AES Corporation
Parent Financial Information
Parent only data: last four quarters
(in millions)	4 Quarters Ended
Total subsidiary distributions & returns of capital to Parent	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014
	Actual	Actual	Actual	Actual
Subsidiary distributions(1) to Parent & QHCs	$1,151	$1,139	$1,192	$1,290
Returns of capital distributions to Parent & QHCs	85	96	65	40
Total subsidiary distributions & returns of capital to Parent	$1,236	$1,235	$1,257	$1,330

Parent only data: quarterly
($ in millions)	Quarter Ended
Total subsidiary distributions & returns of capital to Parent	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014
	Actual	Actual	Actual	Actual
Subsidiary distributions to Parent & QHCs	$414	$295	$210	$232
Returns of capital distributions to Parent & QHCs	18	31	26	9
Total subsidiary distributions & returns of capital to Parent	$432	$326	$236	$241

Parent Company Liquidity (2)
($ in millions)	Balance at
	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014
	Actual	Actual	Actual	Actual
Cash at Parent & Cash at QHCs (3)	$507	$229	$15	$26
Availability under credit facilities	739	799	679	799
Ending liquidity	$1,246	$1,028	$694	$825

(1)
Subsidiary distributions should not be construed as an alternative to Net Cash Provided by Operating Activities which are determined in accordance with GAAP. Subsidiary distributions are important to the Parent Company because the Parent Company is a holding company that does not derive any significant direct revenues from its own activities but instead relies on its subsidiaries’ business activities and the resultant distributions to fund the debt service, investment and other cash needs of the holding company. The reconciliation of the difference between the subsidiary distributions and the Net Cash Provided by Operating Activities consists of cash generated from operating activities that is retained at the subsidiaries for a variety of reasons which are both discretionary and non-discretionary in nature. These factors include, but are not limited to, retention of cash to fund capital expenditures at the subsidiary, cash retention associated with non-recourse debt covenant restrictions and related debt service requirements at the subsidiaries, retention of cash related to sufficiency of local GAAP statutory retained earnings at the subsidiaries, retention of cash for working capital needs at the subsidiaries, and other similar timing differences between when the cash is generated at the subsidiaries and when it reaches the Parent Company and related holding companies.

(2)
Parent Company Liquidity is defined as cash at the Parent Company plus availability under corporate credit facilities plus cash at qualified holding companies (QHCs). AES believes that unconsolidated Parent Company liquidity is important to the liquidity position of AES as a Parent Company because of the non-recourse nature of most of AES’s indebtedness.

(3)
The cash held at QHCs represents cash sent to subsidiaries of the company domiciled outside of the US. Such subsidiaries had no contractual restrictions on their ability to send cash to AES, the Parent Company. Cash at those subsidiaries was used for investment and related activities outside of the US. These investments included equity investments and loans to other foreign subsidiaries as well as development and general costs and expenses incurred outside the US. Since the cash held by these QHCs is available to the Parent, AES uses the combined measure of subsidiary distributions to Parent and QHCs as a useful measure of cash available to the Parent to meet its international liquidity needs.

THE AES CORPORATION
2014 FINANCIAL GUIDANCE ELEMENTS(1)

2014 Financial Guidance (as of 11/6/14)
	Consolidated	Proportional
Income Statement Guidance
Adjusted Earnings Per Share	$1.25-$1.31
Cash Flow Guidance
Net Cash Provided by Operating Activities	$1,800-$2,200 million
Free Cash Flow (4)		$900-$1,000 million
Reconciliation of Free Cash Flow Guidance
Net Cash from Operating Activities	$1,800-$2,200 million	$1,450-$1,550 million
Less: Maintenance Capital Expenditures	$650-$850 million	$450-$650 million
Free Cash Flow (4)	$1,050-$1,450 million	$900-$1,000 million

(1)	2014 Guidance is based on expectations for future foreign exchange rates and commodity prices as of October 15, 2014.

(2)
AES is a holding company that derives its income and cash flows from the activities of its subsidiaries, some of which may not be wholly-owned by the Company. Accordingly, the Company has presented certain financial metrics which are defined as Proportional (a non-GAAP financial measure). Proportional metrics present the Company's estimate of its share in the economics of the underlying metric. The Company believes that the Proportional metrics are useful to investors because they exclude the economic share in the metric presented that is held by non-AES shareholders. For example, Net Cash from Operating Activities (Operating Cash Flow) is a GAAP metric which presents the Company's cash flow from operations on a consolidated basis, including operating cash flow allocable to noncontrolling interests. Proportional Operating Cash Flow removes the share of operating cash flow allocable to noncontrolling interests and therefore may act as an aid in the valuation of the Company. Proportional metrics are reconciled to the nearest GAAP measure. Certain assumptions have been made to estimate our proportional financial measures. These assumptions include: (i) the Company's economic interest has been calculated based on a blended rate for each consolidated business when such business represents multiple legal entities; (ii) the Company's economic interest may differ from the percentage implied by the recorded net income or loss attributable to noncontrolling interests or dividends paid during a given period; (iii) the Company's economic interest for entities accounted for using the hypothetical liquidation at book value method is 100%; (iv) individual operating performance of the Company's equity method investments is not reflected and (v) inter-segment transactions are included as applicable for the metric presented.

(3)
Adjusted Earnings Per Share (a non-GAAP financial measure) is defined as diluted earnings per share from continuing operations excluding gains or losses of the consolidated entity due to (a) unrealized gains or losses related to derivative transactions, (b) unrealized foreign currency gains or losses, (c) gains or losses due to dispositions and acquisitions of business interests, (d) losses due to impairments, and (e) costs due to the early retirement of debt. The GAAP measure most comparable to Adjusted EPS is diluted earnings per share from continuing operations. AES believes that Adjusted Earnings Per Share better reflects the underlying business performance of the Company, and is considered in the Company's internal evaluation of financial performance. Factors in this determination include the variability due to unrealized gains or losses related to derivative transactions, unrealized foreign currency gains or losses, losses due to impairments and strategic decisions to dispose or acquire business interests or retire debt, which affect results in a given period or periods. Adjusted Earnings Per Share should not be construed as an alternative to diluted earnings per share from continuing operations, which is determined in accordance with GAAP.

(4)
Free Cash Flow is reconciled above. Free Cash Flow (a non-GAAP financial measure) is defined as net cash from operating activities less maintenance capital expenditures (including non-recoverable environmental capital expenditures), net of reinsurance proceeds from third parties. AES believes that free cash flow is a useful measure for evaluating our financial condition because it represents the amount of cash provided by operations less maintenance capital expenditures as defined by our businesses, that may be available for investing or for repaying debt.

THE AES CORPORATION
2015 FINANCIAL GUIDANCE ELEMENTS(1),(2),(3)

2015 Financial Guidance
	As of 11/6/14(1)		As of 2/26/15(2)
	Consolidated	Proportional	Consolidated	Proportional
Income Statement Guidance
Adjusted Earnings Per Share	$1.25-$1.35		$1.25-$1.35
Cash Flow Guidance
Net Cash Provided by Operating Activities	$2,000-$2,800 million		$2,000-$2,800 million
Free Cash Flow (4)		$1,000-$1,350 million		$1,000-$1,350 million
Reconciliation of Free Cash Flow Guidance
Net Cash from Operating Activities	$2,000-$2,800 million	$1,650-$2,000 million	$2,000-$2,800 million	$1,650-$2,000 million
Less: Maintenance Capital Expenditures	$700-$1,000 million	$500-$800 million	$700-$1,000 million	$500-$800 million
Free Cash Flow (4)	$1,150-$1,950 million	$1,000-$1,350 million	$1,150-$1,950 million	$1,000-$1,350 million

(1)	Based on expectations for future foreign exchange rates and commodity prices as of October 15, 2014.

(2)	Based on expectations for future foreign exchange rates and commodity prices as of December 31, 2014.

(3)
AES is a holding company that derives its income and cash flows from the activities of its subsidiaries, some of which may not be wholly-owned by the Company. Accordingly, the Company has presented certain financial metrics which are defined as Proportional (a non-GAAP financial measure). Proportional metrics present the Company's estimate of its share in the economics of the underlying metric. The Company believes that the Proportional metrics are useful to investors because they exclude the economic share in the metric presented that is held by non-AES shareholders. For example, Net Cash from Operating Activities (Operating Cash Flow) is a GAAP metric which presents the Company's cash flow from operations on a consolidated basis, including operating cash flow allocable to noncontrolling interests. Proportional Operating Cash Flow removes the share of operating cash flow allocable to noncontrolling interests and therefore may act as an aid in the valuation of the Company. Proportional metrics are reconciled to the nearest GAAP measure. Certain assumptions have been made to estimate our proportional financial measures. These assumptions include: (i) the Company's economic interest has been calculated based on a blended rate for each consolidated business when such business represents multiple legal entities; (ii) the Company's economic interest may differ from the percentage implied by the recorded net income or loss attributable to noncontrolling interests or dividends paid during a given period; (iii) the Company's economic interest for entities accounted for using the hypothetical liquidation at book value method is 100%; (iv) individual operating performance of the Company's equity method investments is not reflected and (v) inter-segment transactions are included as applicable for the metric presented.

(4)
Adjusted Earnings Per Share (a non-GAAP financial measure) is defined as diluted earnings per share from continuing operations excluding gains or losses of the consolidated entity due to (a) unrealized gains or losses related to derivative transactions, (b) unrealized foreign currency gains or losses, (c) gains or losses due to dispositions and acquisitions of business interests, (d) losses due to impairments, and (e) costs due to the early retirement of debt. The GAAP measure most comparable to Adjusted EPS is diluted earnings per share from continuing operations. AES believes that Adjusted Earnings Per Share better reflects the underlying business performance of the Company, and is considered in the Company's internal evaluation of financial performance. Factors in this determination include the variability due to unrealized gains or losses related to derivative transactions, unrealized foreign currency gains or losses, losses due to impairments and strategic decisions to dispose or acquire business interests or retire debt, which affect results in a given period or periods. Adjusted Earnings Per Share should not be construed as an alternative to diluted earnings per share from continuing operations, which is determined in accordance with GAAP. In providing its full year 2015 Adjusted EPS guidance, the Company notes that there could be differences between expected reported earnings and estimated operating earnings for matters such as, but not limited to: (a) unrealized gains or losses related to derivative transactions; (b) unrealized foreign currency gains or losses; (c) gains or losses due to dispositions and acquisitions of business interests; (d) losses due to impairments; and (e) costs due to the early retirement of debt. At this time, management is not able to estimate the aggregate impact, if any, of these items on reported earnings for the year. Accordingly, the Company is not able to provide a corresponding GAAP equivalent for its Adjusted EPS guidance.

(5)
Free Cash Flow is reconciled above. Free Cash Flow (a non-GAAP financial measure) is defined as net cash from operating activities less maintenance capital expenditures (including non-recoverable environmental capital expenditures), net of reinsurance proceeds from third parties. AES believes that free cash flow is a useful measure for evaluating our financial condition because it represents the amount of cash provided by operations less maintenance capital expenditures as defined by our businesses, that may be available for investing or for repaying debt.